UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For: 2004 FIRST QUARTER REPORT FOR THE THREE MONTHS ENDED MARCH 31, 2004

AND NEWS RELEASES FOR THE MONTH OF APRIL

COMMISSION FILE NUMBER: 000-29614

TRIANT TECHNOLOGIES INC.

 (Exact name of Registrant as specified in its charter)

20 TOWNSITE ROAD, 2ND FLOOR

NANAIMO, BRITISH COLUMBIA

CANADA V9S 5T7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[     ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes

[     ]

No

[ X ]

If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TRIANT TECHNOLOGIES INC.

2004 FIRST QUARTER REPORT

Three months ended March 31, 2004

TRIANT TECHNOLOGIES INC.

2004 FIRST QUARTER REPORT

Three months ended March 31, 2004

CORPORATE PROFILE

Triant Technologies Inc. is a leader in equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Our initial industry focus is the semiconductor industry where we provide innovative APC (Advanced Process Control) software solutions that enable our customers to improve their productivity and lower their manufacturing costs. In addition to our work in the semiconductor industry, we are pursuing significant opportunities for our technology in other industries and vertical markets.

To address the large market opportunity in the semiconductor industry, we have developed ModelWare®, a complete equipment health monitoring and advanced fault detection software solution. Leading semiconductor companies are using ModelWare to improve their competitive advantage in manufacturing silicon chips.

Our core technology is UPMTM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process turning raw data into useful information. UPM, the heart of ModelWare, is key to our strategy of developing new products and services around our core technology for the semiconductor market, as well as other vertical markets.

CONTENTS

Corporate Profile

Management’s Discussion and Analysis

Consolidated Financial Statements

Corporate Directory and Other Information

TRIANT TECHNOLOGIES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2004

The following discussion should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements of the Company for the year ended December 31, 2003 and the unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2004. Those interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) for interim financial statements as disclosed in Note 1 to those interim financial statements, which in the case of those interim financial statements, conform in all material respects with those in the United States (U.S. GAAP), except as disclosed in Note 8 to those interim financial statements and discussed herein. All figures herein are expressed in Canadian dollars unless otherwise noted.

A.

Operating Results

General

The nature of operations is outlined within Note 1 to the annual Consolidated Financial Statements of the Company. The Company develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. The revenue of the Company is derived principally from the sale of software licenses, products and services, including software updates and maintenance services provided pursuant to annual service agreements. The Company currently derives revenue primarily from a limited number of customers in the semiconductor industry. As these customers are geographically dispersed and the Company closely monitors credit granted to each customer, credit risks are considered to be minimal. The Company identifies Canada as the primary economic environment in which it operates and uses the Canadian dollar as its functional currency. A substantial amount of the revenue of the Company and receivables are denominated in U.S. dollars. The Company translates revenue and the related receivable at the prevailing exchange rate at the time of the sale. Funds denominated in U.S. dollars are translated into Canadian dollars at the rate in effect on the balance sheet date. Translation gains and losses resulting from variations in exchange rates, upon translation into Canadian dollars, are included in results of operations.

The principal product of the Company, ModelWare, is priced and sold only in U.S. dollars due to the adoption of a common software industry practice of billing worldwide customers in U.S. dollars. This policy of invoicing in U.S. dollars introduces a price risk from exposure to fluctuations in foreign exchange rates. Any increase in the relative value of the U.S. dollar to the Canadian dollar results in increased revenue and net earnings to the Company as the majority of the expenses of the Company are denominated in Canadian dollars. A decrease in the relative value of the U.S. dollar to the Canadian dollar would decrease sales revenue and net earnings of the Company. For example, if the relative value of the U.S. dollar to the Canadian dollar had increased (decreased) by an additional 1.0% for the three months ended March 31, 2004, then revenue would have increased (decreased) by approximately 1% or $10,600, costs and expenses would have increased (decreased) by approximately 0.1% or $1,400 and loss from operations and net loss would have decreased (increased) by $9,200. The Company does not hedge foreign currency transactions nor funds held and denominated in U.S. dollars.

The operations of the Company are sensitive to fluctuations in revenue as the base of expenses is relatively fixed over the short-term. The Company has developed and continually seeks to refine its management practices to allow initiation of timely corrective actions if operating results fail to reach pre-determined objectives.

Critical Accounting Policies and Significant Estimates

The significant accounting policies are outlined within Note 2 to the annual Consolidated Financial Statements of the Company for the year ended December 31, 2003, except for the change in accounting policy, as of January 1, 2004 and retroactive to January 1, 2002, in accordance with the recommendations of CICA 3870, Stock-Based Compensation and Other Stock-Based Payments, as outlined within Note 2 to the interim Consolidated Financial Statements of the Company for the three months ended March 31, 2004. Some of those accounting policies require the Company to make estimates and assumptions that affect the amounts reported by the Company.  The following items require the most significant judgment and may involve complex estimation:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and for the periods presented.  Estimates are used for, but not limited to, accounting for doubtful accounts, determination of the net recoverable value of assets, amortization, income taxes, and contingencies.  Actual results may differ from those estimates. Inaccurate estimates or wrong assumptions may have a material effect on the financial condition and results of operations of the Company.

Research and development costs

Research costs are expensed when incurred.  Under Canadian GAAP, development costs are capitalized to the extent that recovery of these costs is assured, and are amortized over the life of the related product. No development costs have been capitalized as at March 31, 2004 and December 31, 2003. The assessment of the extent to which development costs should be expensed or capitalized may have a material effect on the financial condition and results of operations of the Company.

Revenue recognition

Revenues from software license agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable, and vendor-specific objective evidence exists to allocate the total fee to elements of the arrangement.  Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by authorized management, if it is probable that the price, once established, will not change before market introduction.  Elements included in multiple element arrangements could consist of software products, upgrades, enhancements, or customer support services.  If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period.   The Company’s agreements with its customers, value-added resellers and distributors do not contain product return rights (except for product defects).

Service revenues are primarily related to training performed on a time-and-materials basis under separate service arrangements related to the use of the Company’s software products.  Revenues from services are recognized as services are performed.

Where the Company enters into arrangements which require customization of hardware bundled with software, the Company recognizes revenue upon delivery and acceptance by the customer where the fee is fixed or determinable and collection is reasonably assured. If the fee is not fixed or determinable due to the existence of extended payment terms, revenue is recognized periodically as payments become due, provided all other conditions for revenue recognition are met.

If a transaction includes both license and service elements, license fee revenues are recognized on shipment of the software, provided that services do not include significant customization or modification of the base product, and the payment terms for licenses are not subject to acceptance criteria.  In cases where license fee payments are contingent on acceptance of services, the Company defers recognition of revenues from both the license and the service elements until the acceptance criteria are met. Deferred revenue on sales to distributors is recorded net of direct commissions paid.

Revenue related to maintenance agreements for supporting and maintaining the Company’s products is recognized ratably over the term of the agreement, generally one year. Where the Company enters into arrangements for the sale of software licenses and maintenance, the Company accounts for such transactions as multiple element arrangements and allocates the consideration received to each element, based on vendor specific objective evidence of the price charged for elements separately. As a result, revenues recognized from maintenance and license agreements may vary depending on the allocation determined by the Company.

These revenue recognition policies and related estimates may have a material effect on the financial condition and results of operations of the Company.

Warranty

A provision for potential warranty claims is provided for at the time that the sale is recognized, based on warranty terms, and prior experience. While these estimates are determined based on product history, as well as an assessment of the potential for future claims, actual claims may have a material adverse effect on the financial condition and results of operations of the Company.

Stock-based compensation

As of January 1, 2004, the Company changed its accounting policy, retroactive to January 1, 2002, in accordance with the recommendations of CICA 3870, Stock-Based Compensation and Other Stock-Based Payments.  This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based awards made in exchange for goods and services. As permitted by CICA 3870, the Company has applied this change retroactively for new awards granted on or after January 1, 1995. The Company has adopted the fair value based method of accounting of stock-based compensation awards using the Black-Scholes option pricing model.

Using the fair value method for stock-based compensation, the Company recorded an additional charge to earnings of $113,559 and $143,700 for the three months ended March 31, 2004 and 2003, respectively, for stock options granted to employees and directors. These amounts were determined using an option pricing model assuming no dividends were paid, a weighted average volatility of the Company’s share price of 86% (2003 – 58%), a weighted average expected life of 3 years (2003 – 3 years) and a weighted average annual risk free rate of 3% (2003 – 3.75%). The option valuation produced by the model is $0.28 per share (2003 – $0.14 per share). The Company has applied the new provisions retroactively with the restatement of prior periods.  As a result, a cumulative adjustment to increase opening deficit, share capital and contributed surplus by $2,364,461, $528,399 and $1,836,062, respectively, has been recorded on January 1, 2003 to reflect the retroactive impact of adopting the new provisions.

Prior to 2003, the Company accounted for stock-based compensation plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees and related Interpretation, and the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation.  Effective January 1, 2004, the Company adopted the fair value recognition provisions of SFAS No. 123 for stock-based employee compensation.  All prior periods presented have been restated to reflect the compensation cost that would have been recognized had the recognition provisions of SFAS No. 123 been applied to all awards granted to employees after January 1, 1995. As described within Notes 2 and 8 to the interim Consolidated Financial Statements of the Company for the Company for the three months ended March 31, 2004, the Company has adopted the fair value based approach to stock-based compensation and other stock-based payments, under the provisions of CICA 3870 and SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure.  The method of adoption applied by the Company is permissible under both Canadian and U.S. GAAP and, as such, no difference will arise.  The total unamortized deferred stock-based compensation as at March 31, 2004 is $3,069,864.

Operating Results

Revenue for the three months ended March 31, 2004 was $1,062,189 compared to $1,069,368 for the first quarter of 2003. Although revenue for the first quarter of 2004 was comparable to the first quarter of 2003 in terms of Canadian dollars, in terms of U.S. dollars, revenue increased 16% in the first quarter of 2004 compared to the first quarter of 2003 (as the Company’s products are priced and paid for in U.S. dollars). This variance was due to the significant decrease in the relative value of the U.S. dollar to the Canadian dollar during 2003. The Company is focusing on opening up new fab-wide accounts and further deployments of ModelWare in existing accounts. As a result of these efforts, the Company received $1.1 million in new orders in the first quarter of 2004 compared to $0.4 million in the first quarter of 2003.

Cost of revenue for the three months ended March 31, 2004 was $184,272 compared to $298,478 for the first quarter of 2003. These costs consist primarily of commissions, salaries and benefits, travel, allocated overhead costs, freight and brokerage and other costs directly associated with revenue. Gross margin and gross margin percentage for the first quarter of 2004 were $877,917 and 83%, respectively, compared to $770,890 and 72%, respectively, in 2003. The increase in gross margin percentage for the first quarter of 2004 compared to the first quarter of 2003 was attributable to the combined effect of changes in the distribution channel mix and the product mix.

Operating expenses for the three months ended March 31, 2004 were $1,830,409 (including $113,559 for non-cash stock-based compensation expense) compared to $2,014,603 (including $143,700 for non-cash stock-based compensation expense) for the first quarter of 2003. The 9% decrease in expenses for the first quarter of 2004 compared to the first quarter of 2003 was attributable to decreased research and development expenses partially offset by increased selling, general and administrative expenses.

Research and development expenses for the three months ended March 31, 2004 were $771,584 compared to $996,156 for the first quarter of 2003. The 23% decrease in research and development expenses for the first quarter of 2004 compared to the first quarter of 2003 was attributable to decreased personnel and related costs and to decreased outsourcing of certain contract software development services. Development work in the first quarter of 2004 continued to be focused on developing new features that support enhanced analysis of archived data and on developing enhanced features that support higher reliability and maintainability. The Company expensed costs relating to research and development, as recovery of such costs from future revenue was not assured.

Selling, general and administrative expenses for the three months ended March 31, 2004 were $945,266 compared to $874,747 for the first quarter of 2003. The 8% increase in selling, general and administrative expenses in the first quarter of 2004 compared to the first quarter of 2003 was attributable to increased sales and marketing activities during the quarter.

Loss from operations for the three months ended March 31, 2004 was $952,492 (including $113,559 for non-cash stock-based compensation expense) compared to $1,243,713 (including $143,700 for non-cash stock-based compensation expense) for the first quarter of 2003. The 23% decrease in loss from operations for the first quarter of 2004 compared to the first quarter of 2003 was a result of higher gross margin and lower research and development expenses partially offset by higher selling, general and administrative expenses during the quarter.

Net loss for the three months ended March 31, 2004 was $896,891 (including $113,559 for non-cash stock-based compensation expense) compared to $1,801,583 (including $143,700 for non-cash stock-based compensation expense) for the first quarter of 2003. The 50% decrease in net loss for the first quarter of 2004 compared to the first quarter of 2003 reflected decreased loss from operations, as well as the effect of a foreign exchange gain of $20,120 in the first quarter of 2004 compared to a foreign exchange loss of $593,086 in the first quarter of 2003 that resulted from changes in the relative value of the Canadian dollar to the U.S. dollar on working capital denominated in U.S. dollars.

Loss per share for the three months ended March 31, 2004 was $0.02 compared to $0.04 for the first quarter of 2003. The 50% decrease in loss per share for the first quarter of 2004 compared to the first quarter of 2003 resulted from decreased net loss.

In order to conform Canadian GAAP to U.S. GAAP, net loss would be increased by $302,165 and $Nil for each of the three months ended March 31, 2004 and 2003, respectively, for severance expense recognized as a liability and expense under Canadian GAAP in the fourth quarter of fiscal 2003 and under U.S. GAAP in the first quarter of fiscal 2004, as described within Note 8 to the interim Consolidated Financial Statements of the Company for the three months ended March 31, 2004. As a result of these adjustments, loss from operations under U.S. GAAP would have been $1,254,657 and $1,243,713 for each of the three months ended March 31, 2004 and 2003, respectively, and net loss under U.S. GAAP would have been $1,199,056 and $1,801,583 for each of the three months ended March 31, 2004 and 2003, respectively, and basic and diluted loss per share under U.S. GAAP would have been $0.03 and $0.04 for each of the three months ended March 31, 2004 and 2003, respectively.

Recent U.S. GAAP Accounting Pronouncements include the following:

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”).  FIN 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and elaborates on existing disclosure requirements related to guarantees and warranties.  The initial recognition requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002.  The adoption of this Statement does not have a material impact on the Company’s financial statements.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities.  SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133.  In particular, SFAS No. 149  (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133,  (2) clarifies when a derivative contains a financing component,  (3) amends the definition of an underlying derivative to conform it to the language used in FASB Interpretation No. 45, Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and  (4) amends certain other existing pronouncements.  SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003.  The adoption of this Statement does not have a material impact on the Company’s financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.  SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances).  Many of those instruments were previously classified as equity.  Some of the provisions of this statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements.  This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  The adoption of this Statement does not have a material impact on the Company’s financial statements.

In December 2003, the FASB issued Interpretation No. 46-Revised (“FIN 46-R”), Consolidation of Variable Interest Entities, an interpretation of ARB 51 (revised December 2003), which replaces FIN 46.  FIN 46-R incorporates certain modifications of FIN 46 adopted by the FASB subsequent to the issuance of FIN 46, including modifications to the scope of FIN 46.  For all non-special purpose entities (“SPE”) created prior to February 1, 2003, public entities will be required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.  For all entities (regardless of whether the entity is an SPE) that were created subsequent to January 31, 2003, public entities are already required to apply the provisions of FIN 46, and should continue doing so unless they elect to adopt the provisions of FIN 46-R early as of the first interim or annual reporting period ending after December 15, 2003.  If they do not elect to adopt FIN 46-R early, public entities would be required to apply FIN 46-R to those post-January 31, 2003 entities as of the end of the first interim or annual reporting period ending after March 15, 2004.

B.

Liquidity and Capital Resources

At March 31, 2004, cash, cash equivalents and short-term investments were $6,734,590 compared to $7,354,044 at December 31, 2003; working capital was $7,413,981 compared to $8,192,230 at December 31, 2003; assets were $9,200,414 compared to $11,319,517 at December 31, 2003; and shareholders’ equity was $7,963,552 compared to $8,745,194 at December 31, 2003.

At March 31, 2004, 9.5% of cash, cash equivalents and short-term investments were denominated in U.S. dollars compared to 2.2% as at December 31, 2003 and 100% of trade accounts receivable were denominated in U.S. dollars compared to 100% as at December 31, 2003 (since the Company invoices its products primarily in U.S. dollars). Any increase (decrease) in the relative value of the U.S. dollar to the Canadian dollar would increase (decrease) cash, cash equivalents and short-term investments and would impact the net earnings of the Company. For example, if the relative value of the U.S. dollar to the Canadian dollar had increased (decreased) by an additional 1.0% for the three months ended March 31, 2004, then cash, cash equivalents and short-term investments would have increased (decreased) and net loss would have decreased (increased) by approximately $6,400 and accounts receivable would have increased (decreased) and net loss would have decreased (increased) by approximately $15,500. The Company does not hedge funds denominated in U.S. dollars.

During the three months March 31, 2004, the Company had a net outflow of cash and cash equivalents of $619,454 compared to a net outflow of $2,226,470 for the first quarter of 2003. During the first quarter of 2004, cash and cash equivalents were used in operating activities (outflow of $583,979), provided by financing activities (inflow of $1,690) and used in investing activities for property, plant and equipment (outflow of $37,165).

The Company believes that its existing cash resources are sufficient to fund expected capital requirements and operating losses for the next 12 months. The Company intends to use its existing cash resources to fund research and development of existing and new technologies; to fund new business development programs, including sales and marketing of existing and new products; and for general corporate purposes, including possible future acquisitions and investments. While management anticipates continued growth in revenue from its products and services, there is no assurance that the Company will earn sufficient revenue to maintain future operations and fund the growth of the Company. Consequently, the Company may raise additional funds through financings in the future in order to take advantage of any growth opportunities, which may require a more rapid expansion, or acquisitions of complementary businesses or technologies, the formation of new alliances, the development of new products, and other responses to competitive pressures.  There can be no assurance that additional financing will be available, if at all, on terms favourable to the Company.  If such funds are unavailable or are not available on acceptable terms, the Company may be unable to maintain its future operations, take advantage of opportunities, develop new products, or otherwise respond to competitive pressures.

At March 31, 2004, the aggregate minimum future payments under operating leases for the years ending December 31, 2004 to 2007 are $248,903, $233,346, $162,216, and $40,554, respectively.

Summary

The Company believes the demand for APC products and services will continue to increase on a year-over-year basis as customers realize their benefits. According to the Semiconductor Industry Association, 2004 is expected to be another year of strong double-digit growth for the semiconductor industry and is now expected to exceed 19%. The Company is optimistic that this will have a positive effect on its business. For 40 years the semiconductor industry has sustained a remarkable growth due to a variety of design and manufacturing improvements that have resulted in the proliferation of electronics. Because of these improvements, the industry has managed a 30% per year cost reduction per chip function and has managed to grow at a compound annual rate of 17% per year during this period. However, the industry is facing some tough challenges, which include: increasingly complex factories due to the rapid changes in semiconductor technologies, business requirements and market conditions; the efficiency of the equipment used to manufacture chips is not keeping up with industry-specific targets, which has a significant impact on capital and operating costs; and with respect to the conversion to 300mm factories, the Industry must quickly ramp 300mm production to high volumes and it must achieve its efficiency targets. APC can help the semiconductor industry meet these and other challenges it currently faces. APC is the Company’s business.

The management and strategic focus of the Company is to be the market-leading provider of equipment health monitoring, advanced fault detection and sophisticated data analysis technology by offering our customers “best-of-breed” solutions. ModelWare is a complex software system that has to operate 24 hours a day, 365 days a year, be deployable on a Fab-wide scale, provide solutions to the tough manufacturing problems of customers, and do so with an attractive return on investment and low cost of ownership. The Company firmly believes that for it to be a market-leader in the semiconductor industry and compete with other larger companies, it must continue to invest in research and development and market development activities to position the Company for future growth.

The total commitment of the Company to developing and commercializing world-class products is needed to enable the Company to further strengthen its relationships with existing and to win new customers in the semiconductor industry, as well as in other markets where the Company believes significant opportunities exist. This will enable the Company to successfully commercialize its products by using its financial strength for its research and development and market development activities.

TRIANT TECHNOLOGIES INC.

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

(Unaudited)

March 31, 2004	December 31, 2003

		(Note 2)
Assets

Current
Cash and cash equivalents	$ 6,734,590	$ 7,354,044
Accounts receivable, net
Trade(net of allowance for doubtful accounts:
March 31, 2004 and December 31, 2003 - $Nil)	1,548,665	3,002,297
Other	13,857	7,814
Prepaid expenses and deposits	105,668	144,878
Inventory (Note 3)	248,063	257,520

Total current assets	8,650,843	10,766,553
Property, plant and equipment, net	549,571	522,964

Total assets	$ 9,200,414	$ 11,319,517

Liabilities

Current
Accounts payable	$ 217,233	$ 873,824
Accrued liabilities	483,310	1,235,999
Deferred revenue	536,319	464,500

Total current liabilities	1,236,862	2,574,323

Commitments (Note 6)

Shareholders’ equity

Capital stock (Note 4)
Preferred shares
Authorized: 100,000,000 without par value
Issued and outstanding: March 31, 2004 and December 31, 2003 - Nil
Common shares
Authorized: 100,000,000 without par value
Issued and outstanding: March 31, 2004 – 41,407,875
and December 31, 2003 – 41,402,675	36,739,395	36,736,977
Contributed surplus	2,547,005	2,424,174
Deficit	(31,322,848)	(30,425,957)

Total shareholders’ equity	7,963,552	8,745,194

Total liabilities and shareholders’ equity	$ 9,200,414	$ 11,319,517

Approved by the Board of Directors:

(Signed) Robert Heath

(Signed) David L. Baird

_____________________________

________________________

Robert Heath, Director

David L. Baird, Director

See accompanying Notes to the Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.

Consolidated Statements of Operations

(Expressed in Canadian Dollars)

(Unaudited)

Three month period ended March 31,
2004	2003

		(Note 2)
Revenue
Licenses and products	$ 710,714	$ 849,787
Services and maintenance	351,475	219,581

	1,062,189	1,069,368
Cost of revenue	184,272	298,478

Gross margin	877,917	770,890

Operating expenses
Research and development	771,584	996,156
Selling, general and administrative	945,266	874,747
Stock-based compensation (Note 2)	113,559	143,700

1,830,409	2,014,603

Loss from operations	(952,492)	(1,243,713)
Interest and other income	35,481	35,216
Foreign exchange gain (loss)	20,120	(593,086)

Net loss for the period	$ (896,891)	$ (1,801,583)

Loss per common share	$ (0.02)	$ (0.04)

Weighted average number of common shares outstanding	41,405,975	41,402,675

See accompanying Notes to the Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.

Consolidated Statements of Shareholders’ Equity

(Expressed in Canadian Dollars)

(Unaudited)

Common Shares	Shares Amount	Contributed Surplus	Deficit	Total

					(Note 2)

Balance at December 31, 2002	41,402,675	$ 36,208,578	$ -	$ (27,038,200)	$ 9,170,378

Cumulative effect of change in accounting policy (Note 2)	-	528,399	1,836,062	-	2,364,461
Stock based compensation (Note 2)	-	-	598,112	-	598,112
Net loss for the year	-	-	-	(3,387,757)	(3,387,757)

Balance at December 31, 2003	41,402,675	36,736,977	2,434,174	(30,425,957)	8,745,194
Issued for cash
Share Incentive Plan, options	5,200	2,418	(728)	-	1,609
Stock-based compensation (Note 2)	-	-	113,559	-	113,559
Net loss for the period	-	-	-	(896,891)	(896,891)

Balance at March 31, 2004	41,407,875	$ 36,739,395	$ 2,547,005	$ (31,322,848)	$ 7,963,552

See the accompanying Notes to the Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited)

Three month period ended March 31,
2004	2003

		(Note 2)
Operating activities
Net loss for the period	$ (896,891)	$ (1,801,583)
Items not affecting cash
Accrued interest on short-term investments	-	(7,038)
Amortization	40,558	39,118
Foreign exchange loss on short-term investments	-	133,512
Stock-based compensation (Note 2)	113,559	143,700
Changes in operating assets and liabilities (Note 5)	158,795	(665,732)

Net cash used in operating activities	(583,979)	(2,158,023)

Financing activity
Common shares issued for cash, net of issue costs	1,690	-

Net cash provided by financing activity	1,690	-

Investing activity
Acquisition of property, plant and equipment	(37,165)	(68,447)

Net cash (used in) provided by investing activities	(37,165)	(68,447)

Net cash outflow	(619,454)	(2,226,470)
Cash and cash equivalents, beginning of period	7,354,044	10,523,062

Cash and cash equivalents, end of period	$ 6,734,590	$ 8,296,592

Cash and cash equivalents are comprised of:
Cash	$ 3,583,925	$ 8,243,020
Cash equivalents	3,150,665	53,572

$ 6,734,590	$ 8,296,592

See accompanying Notes to the Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.

Notes to the Interim Consolidated Financial Statements

March 31, 2004

(Expressed in Canadian Dollars)

(Unaudited)

1.

BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements include all information and footnote disclosures required under Canadian generally accepted accounting principles for interim financial statements.  In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for a fair presentation of the consolidated financial position, results of operations and cash flows as at March 31, 2004, and for all periods presented, have been included.

The unaudited consolidated balance sheets, statements of operations and shareholders’ equity and statements of cash flows have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements.  These financial statements follow the same accounting policies and methods of applications as the most recent annual consolidated financial statements dated December 31, 2003, except as described in Note 2.  These financial statements should be read in conjunction with the annual consolidated financial statements and notes thereto for the fiscal year ended December 31, 2003.

2.

CHANGE IN ACCOUNTING POLICY

As of January 1, 2004, the Company changed its accounting policy, retroactive to January 1, 2002, in accordance with recommendations of CICA 3870, Stock-based Compensation and Other Stock-based Payments.  This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based awards made in exchange for goods and services.  As permitted by CICA 3870, the Company has applied this change retroactively for new awards granted on or after January 1, 1995.  The Company has adopted the fair value based method of accounting of stock-based compensation awards using the Black-Scholes option pricing model.

Using the fair value method for stock-based compensation, the Company recorded an additional charge to earnings of $113,559 and $143,700 for the three months ended March 31, 2004 and 2003, respectively, for stock options granted to employees and directors.  These amounts were determined using an option pricing model assuming no dividends were paid, a weighted average volatility of the Company’s share price of 86% (2003 - 58%), a weighted average expected life of 3 years (2003 - 3 years) and a weighted average annual risk free rate of 3% (2003 - 3.75%).  The option valuation produced by the model is $0.28 per share (2003 - $0.14 per share).

The Company has applied the new provisions retroactively with the restatement of prior periods.  As a result, a cumulative adjustment to opening deficit, share capital and contributed surplus has been recorded on January 1, 2003 to reflect the retroactive impact of adopting the new provisions as follows:

Increase as at January 1, 2003

Share capital	$ 528,399
Contributed surplus	1,836,062
Deficit	(2,364,461)

3.

INVENTORY

As at March 31, 2004, finished goods inventory of $120,000 (December 31, 2003 - $123,000) is valued at the lower of cost and estimated net realizable value, and work-in-progress inventory of $128,063 (December 31, 2003 - $134,520) is valued on a percentage of completion basis based on cost.

4.

CAPITAL STOCK

As at March 31, 2004, there were 5,152,500 options issued and outstanding at exercise prices ranging from $0.26 to $2.15 with remaining contractual lives ranging from 0.3 to 4.8 years.

As at April 12, 2004, there were 41,407,875 common shares issued and outstanding and 5,152,500 options issued and outstanding at exercise prices ranging from $0.26 to $2.15 with remaining contractual lives ranging from 0.2 to 4.7 years.

5.

CHANGES IN OPERATING ASSETS AND LIABILITIES

The effect on cash flows from changes in operating assets and liabilities is as follows:

Three months ended March 31,
2004	2003

Accounts receivable
Trade	$ 1,453,632	$ 623,913
Other	(6,043)	(33,063)
Prepaid expenses and deposits	39,210	558
Inventory	9,457	(180,600)
Accounts payable	(656,591)	44,273
Accrued liabilities	(752,689)	(445,707)
Deferred revenue	71,819	(674,106)

$ 158,795	$ 665,732

6.

COMMITMENTS

At March 31, 2004, aggregate minimum future payments under operating leases for the years ended December 31 are as follows:

2004	$ 248,903
2005	233,346
2006	162,216
2007	40,554

7.

SEGMENTED AND OTHER INFORMATION

The Company operates in one segment for developing, marketing and supporting equipment health monitoring, advanced fault detection and sophisticated data analysis technology.  Since the Company operates in one segment, all financial segment information can be found in the consolidated financial statements.

Information related to geographic areas is as follows:

Three months ended March 31,
2004	2003

Revenue
Asia	$ 960,611	$ 1,051,672
United States	76,224	17,474
Europe	25,354	222

$ 1,062,189	$ 1,069,368

The Company attributes revenue among geographical areas based on the location of its customers.  Long-lived assets consist of property, plant and equipment, substantially all of which are located in Canada.

8.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP which, in the case of these financial statements, conforms in all material respects with U.S. GAAP except as follows:

Consolidated Balance Sheets

March 31, 2004	December 31, 2003

		(Note 2)

Total shareholders’ equity under Canadian GAAP	$ 7,963,552	$ 8,745,194
Severance expense (a)	-	302,165

Total shareholders’ equity under U.S. GAAP	$ 7,963,552	$ 9,047,359

Consolidated Statements of Operations

Three months ended March 31,
2004	2003

		(Note 2)

Net loss under Canadian GAAP	$ (896,891)	$ (1,801,583)
Severance expense (a)	(302,165)	-

Net loss under U.S. GAAP	$ (1,199,056)	$ (1,801,583)

Basic and diluted loss per share under Canadian GAAP	$ (0.02)	$ (0.04)

Basic and diluted loss per share under U.S. GAAP	$ (0.03)	$ (0.04)

(a)

Under U.S. GAAP, the liability for a cost associated with an exit or disposal activity should be recognized at its fair value when the liability is incurred in accordance with SFAS No. 145, Accounting for Costs Associated with Exit or Disposal of Activities.  Under Canadian GAAP, these costs should be recognized as a liability and expense when the event that obligates the Company occurs.  In the fourth quarter of fiscal 2003, the Company’s management decided to restructure its operations to reduce operating expenses.  The Company reduced its overall head count and provided affected employees with severance packages.  This decision was not communicated to the affected employees until after December 31, 2003.  These severance costs were fully paid during the first quarter of 2004.

(b)

Prior to 2003, the Company accounted for stock-based compensation plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees and related Interpretation, and the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation.  Effective January 1, 2004, the Company adopted the fair value recognition provisions of SFAS No. 123 for stock-based employee compensation.  All prior periods presented have been restated to reflect the compensation cost that would have been recognized had the recognition provisions of SFAS No. 123 been applied to all awards granted to employees after January 1, 1995.

As described in Note 2, the Company has adopted the fair value based approach to stock-based compensation and other stock-based payments, under the provisions of CICA 3870 and SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure.  The method of adoption applied by the Company is permissible under both Canadian and U.S. GAAP and, as such, no difference will arise.  The total unamortized deferred stock-based compensation as at March 31, 2004 is $3,069,864.

(c)

Under U.S. GAAP, costs incurred in the development of products are expensed as incurred until the product is established as technologically feasible in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.  Under Canadian GAAP, these costs may be capitalized to the extent that they meet specified criteria for recoverability.  For all periods presented, there is no difference relating to the treatment of product development costs under Canadian and U.S. GAAP.

(d)

Under Canadian GAAP, the Company includes in income, gains and losses resulting from the translation of the accounts of its foreign subsidiary.  Under U.S. GAAP, where an entity’s functional currency is a foreign currency, the translation adjustment resulting from the process of translating the entity’s financial statements into the reporting currency is reported separately as a component of equity.  For all periods presented, there is no material difference relating to the translation of the foreign subsidiary’s financial statements under Canadian and U.S. GAAP.

Under Canadian GAAP, the Company includes gains and losses from its foreign currency transactions in the determination of income.  Under U.S. GAAP, a change in exchange rates between the functional currency and the currency in which the transaction is denominated results in a transaction gain or loss that is included in income, unless the transactions are designated as effective hedges against foreign currency investments or commitments.  For all periods presented, there is no difference relating to foreign currency transactions under Canadian and U.S. GAAP.

(e)

Under U.S. GAAP, SFAS No. 109, Accounting for Income Taxes, the Company would calculate its future income taxes using only enacted tax rates.  This differs from Canadian GAAP which uses substantively enacted tax rates.  Since any change in the carrying value of the Company’s future income tax assets would be offset by a 100% valuation allowance, there would be no effect on the Company’s financial position or results of operations.

(f)

Under U.S. GAAP, SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, the Company would have classified its short-term securities as held-to- maturity.  Investments classified as held-to-maturity securities are stated at amortized cost with corresponding premiums or discounts amortized against interest income over the life of the investment.  For all periods presented, there is no effect on the Company’s financial position or results of operations.

(g)

Recent accounting pronouncements

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”).  FIN 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and elaborates on existing disclosure requirements related to guarantees and warranties.  The initial recognition requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002. The adoption of this Statement did not have a material impact on the Company’s financial statements.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities.  SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133.  In particular, SFAS No. 149  (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133,  (2) clarifies when a derivative contains a financing component,  (3) amends the definition of an underlying derivative to conform it to the language used in FASB Interpretation No. 45, Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and  (4) amends certain other existing pronouncements.  SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003.  The adoption of this Statement did not have a material impact on the Company’s financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.  SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances).  Many of those instruments were previously classified as equity.  Some of the provisions of this statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements.  This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  The adoption of this Statement did not have a material impact on the Company’s financial statements.

In December 2003, the FASB issued Interpretation No. 46-Revised (“FIN 46-R”), Consolidation of Variable Interest Entities, an interpretation of ARB 51 (revised December 2003), which replaces FIN 46.  FIN 46-R incorporates certain modifications of FIN 46 adopted by the FASB subsequent to the issuance of FIN 46, including modifications to the scope of FIN 46.  For all non-special purpose entities (“SPE”) created prior to February 1, 2003, public entities will be required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.  For all entities (regardless of whether the entity is an SPE) that were created subsequent to January 31, 2003, public entities are already required to apply the provisions of FIN 46, and should continue doing so unless they elect to adopt the provisions of FIN 46-R early as of the first interim or annual reporting period ending after December 15, 2003.  If they do not elect to adopt FIN 46-R early, public entities would be required to apply FIN 46-R to those post-January 31, 2003 entities as of the end of the first interim or annual reporting period ending after March 15, 2004.

TRIANT TECHNOLOGIES INC.

Corporate Directory

Other Information

March 31, 2004

BOARD OF DIRECTORS

David Baird (1)(3)

Richard Deininger (2)

Brian Harrison (2)(3)

CHAIRMAN OF THE BOARD

Robert Heath

CHIEF EXECUTIVE OFFICER

Paul O’Sullivan

PRESIDENT AND CHIEF OPERATING OFFICER

Brian Piccioni (2)(4)

(1)  CHAIRMAN OF AUDIT COMMITTEE

(2)  MEMBER OF AUDIT COMMITTEE

(3)  CHAIRMAN OF CORPORATE GOVERNANCE COMMITTEE

(4)  MEMBER OF CORPORATE GOVERNANCE COMMITTEE

All dollar amounts in this Interim Report are in Canadian dollars and in accordance with Canadian generally accepted accounting principles unless stated otherwise.

This Interim Report contains forward-looking statements that are subject to various risks and uncertainties.  The Company’s actual results could differ materially from those anticipated in such forward-looking statements as a result of numerous factors that may be beyond the Company’s control.  Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made.

TRADEMARKS

Triant and ModelWare are registered trademarks of Triant Technologies Inc.

UPM and C-RAS are trademarks of Triant Technologies Inc.

OFFICERS(5)

Brian Harrison (6)

CHAIRMAN OF THE BOARD

Robert Heath

CHIEF EXECUTIVE OFFICER

Paul O’Sullivan

PRESIDENT AND CHIEF OPERATING OFFICER

Mark Stephens

CHIEF FINANCIAL OFFICER AND CORPORATE SECRETARY

Francis St-Pierre

VICE PRESIDENT, WORLDWIDE SALES & MARKETING

(1)  SUBSEQUENT TO THE END OF THE FIRST QUARTER OF 2004, THE BOARD OF DIRECTORS OF THE COMPANY APPOINTED DON GAYTON  (VICE PRESIDENT, ENGINEERING OF THE COMPANY SINCE APRIL 10, 2002) AS AN OFFICER OF THE COMPANY.

(2)  NON-EXECUTIVE OFFICER

AUDITORS Deloitte & Touche LLP Vancouver, Canada
BANKERS Bank of Montreal Vancouver, Canada
SOLICITORS Koffman Kalef Vancouver, Canada	REGISTERED AND RECORDS OFFICE 19th Floor, 885 West Georgia Street Vancouver, British Columbia, Canada V6C 3H4
REGISTRAR AND TRANSFER AGENT Computershare Investor Services Inc. Vancouver, Canada	SHARE LISTINGS Toronto Stock Exchange (TSX), Symbol: TNT OTC Bulletin Board (OTCBB), Symbol: TNTTF

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this Interim Report on its behalf.

TRIANT TECHNOLOGIES INC.

By:  (signed)

MARK A. STEPHENS

Chief Financial Officer and Corporate Secretary

Date:  April 30, 2004